October 18, 2021

VIA EDGAR

Re:	DLocal Limited
Registration Statement on Form F-1
File No. 333-260324

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn: Donald Field

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the proposed public offering of Class A common shares of DLocal Limited (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on October 20, 2021, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 3,000 copies of the preliminary prospectus dated October 18, 2021 included in the above-referenced Registration Statement have been or will be sent to underwriters, dealers, institutions, investors and others.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS, INC.
MORGAN STANLEY & CO. LLC

As Representatives of the Several Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Vice President

By:	Goldman Sachs & Co. LLC

By:	/s/ Facundo Vazquez
	Name:	Facundo Vazquez
	Title:	Managing Director

By:	Citigroup Global Markets, Inc.

By:	/s/ Richard Diamond
	Name:	Richard Diamond
	Title:	Global Head of FinTech Investment Banking, Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Lulica B. Rocha
	Name:	Lulica Batista Rocha
	Title:	Executive Director

[Signature Page to Acceleration Request]